October 3, 2006

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Novastar Resources, Ltd.

File No. 333-135437

Ladies and Gentlemen:

On behalf of Novastar Resources, Ltd. (the “Company”), we are filing Amendment No. 4 to a Registration Statement on Form SB-2 (the “SB-2 Registration Statement”) relating to the registration of 124,131,455 shares of the Company’s Common Stock consisting of (i) 67,617,245 shares of our common stock issued pursuant to private placements that were completed on November 23, 2005, February 14, 2006 and May 4, 2006, (ii) 49,972,078 shares of our common stock and 107,500 shares of common stock underlying common stock purchase warrants that have been issued to consultants of the Company or that have been issued on the effective date of the Merger to persons who were affiliates of Thorium Power prior to the Merger and (iii) 4,399,180 shares of common stock and 2,199,590 shares of common stock underlying common stock purchase warrants, the maximum number of securities that could be due pursuant to the liquidated damages provisions of a registration rights agreement entered into pursuant to the May 4, 2006 private placement.

On October, 2, 2006, we filed, on behalf of the Company, Amendment No. 4 to the SB-2 Registration Statement. Subsequent to the filing, we were informed of certain errors relating to the number of shares noticed for certain entities listed in the Selling Stockholders Table, which begins on page 55 of the document. This Amendment No. 4 to the SB-2 Registration Statement merely corrects the numbers and entities listed, as well as all other numbers within the document that change as a result thereof.

The changes to the Selling Stockholders Table are as follows:

o	The shares for Mark Mamolen have increased from 11,530,025 to 11,628,175;

o	The shares for Thunder Investors, LLC have increased from 23,946,975 to 24,150,825;

o	7,407,114 shares held by Craig Robins have been removed from the SB-2 Registration Statement; and

o	10,989,543 shares have been added for Gilliette Lee Chukat and/or Annette M. Radkowsky.

Other than the foregoing, and corresponding changes throughout the SB-2 Registration Statement, no material changes have been made.

Should you have any questions regarding the Company’s SB-2 Registration Statement or the Company’s proposed S-4 Registration Statement, please contact the undersigned.

Very truly yours,
/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
                                                                                                                Thelen Reid & Priest LLP
                                                                                                                Attorneys At Law
                                                                                                                202-508-4281